Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

September 30, 2009

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three months and nine months ended September 30, 2009.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the Board of Directors on October 28, 2009.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in this MD&A have been restated to give effect to this change.  These changes are discussed more fully under the heading “Changes in Accounting Policies Including Initial Adoption”.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.  The Bootheel Project, LLC which was consolidated in prior periods is no longer consolidated since the Company’s equity interest has been reduced to 25% as discussed in the heading “The Bootheel Project, LLC”.

Forward-Looking Information

This Management’s Discussion and Analysis contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission (“NRC”) Source Material License, Wyoming Department of Environmental Quality (“WDEQ”) Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the initial production timeline of Lost Creek scheduled for late 2010; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion, timing and results of various

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

exploration programs including, without limitation, new exploration targets at Lost Creek, LC North and LC South and (ix) the regulatory issues at the Screech Lake project and related exploration.  Other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 18, 2009 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The potential quantity and grade ranges set forth in regards exploration targets at Lost Creek, LC North and LC South are conceptual in nature. There has been insufficient exploration to define a mineral resource at the targets at LC North and LC South.  It is uncertain if further exploration will result in the target being delineated as a mineral resource.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 National Instrument 43-101 (“NI 43-101”) “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

The Company is focused on uranium exploration in Wyoming, USA where the Company has 12 properties.  Of those 12 properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include one property in the Greater Black Hills and one property in the Powder River Basin.  The Company also has uranium exploration properties in the Thelon Basin, Northwest Territories, Canada, where it has two properties; and Baker Lake Basin, Nunavut, Canada, where it has one property.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Selected Information

The following table contains selected financial information as at September 30, 2009 and December 31, 2008.

	As at September 30, 2009 $ (Unaudited)	As at December 31, 2008 $

Total assets	87,306,019	101,533,965
Liabilities	2,208,278	3,256,634

Net assets	85,097,741	98,277,331

Capital stock and contributed surplus	157,531,450	157,118,019
Deficit	(72,433,709)	(58,840,688)

Shareholders’ equity	85,097,741	98,277,331

The following table contains selected financial information for the three and nine months ended September 30, 2009 and 2008 and cumulative information from inception of the Company on March 22, 2004 to September 30, 2009.

	Three Months Ended September 30, 2009 $ (Unaudited)	Three Months Ended September 30, 2008 $ (As restated) (Unaudited)	Nine Months Ended September 30, 2009 $ (Unaudited)	Nine Months Ended September 30, 2008 $ (As restated) (Unaudited)	Cumulative from March 22, 2004 through September 30, 2009 $ (Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(5,336,536)	(9,186,720)	(13,989,070)	(18,020,241)	(84,868,853)
Interest income	130,519	573,608	749,899	1,963,297	6,828,338
Loss from affiliate	(13,490)	-	(13,490)	-	(13,490)
Foreign exchange gain (loss)	(814,255)	(425,801)	(2,112,975)	70,349	3,455,264
Other income (loss)	1,085,947	(18,203)	975,115	(26,888)	938,477
Loss before income taxes	(4,947,815)	(9,057,116)	(14,390,521)	(16,013,483)	(73,660,264)
Recovery of future income taxes	797,500	-	797,500	-	1,226,555
Net loss for the period	(4,150,315)	(9,057,116)	(13,593,021)	(16,013,483)	(72,433,709)

(1) Stock based compensation included in total expenses	282,314	2,195,006	757,288	4,243,892	15,519,485

Loss per common share: Basic and diluted	(0.04)	(0.09)	(0.14)	(0.17)

Cash dividends per common share	Nil	Nil	Nil	Nil

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
	2009	2009	2009	2008	2008	2008	2008	2007
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(As restated)	(As restated)	(As restated)	(As restated)	(As restated)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(5,336,536)	(3,616,032)	(5,036,502)	(7,947,470)	(9,186,720)	(5,502,306)	(3,331,215)	(6,406,006)
Interest income	130,519	218,637	400,743	531,148	573,608	600,409	789,280	879,410
Loss from affiliate	(13,490)	-	-	-	-	-	-	-
Foreign exchange gain (loss)	(814,255)	(1,933,051)	634,331	5,585,970	(425,801)	(156,296)	652,446	(247,066)
Other income (loss)	1,085,947	(117,332)	6,500	-	(18,203)	3,000	(11,685)	10,000
Loss before income taxes	(4,947,815)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)	(5,763,662)
Recovery of future income taxes	797,500	-	-	-	-	-	-	429,055
Net loss for the period	(4,150,315)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)	(5,334,607)

Loss per share – basic and diluted	(0.04)	(0.06)	(0.04)	(0.02)	(0.09)	(0.06)	(0.02)	(0.06)

Overall Performance and Results of Operations

From inception to September 30, 2009, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $138.7 million.  As at September 30, 2009, the Company held cash and cash equivalents, and short-term investments of $48.8 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Mineral Properties

The Company’s mineral properties are located in Wyoming, USA, Northwest Territories, Canada, and Nunavut, Canada.

Wyoming, USA Properties

Lost Creek Project

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into a Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased all of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

The Company continues to advance matters to obtain an NRC Source Material License for the Lost Creek project.   In October 2007, the Company submitted its Application to the NRC.  In June 2008, the NRC notified the Company that the acceptance review had been completed and the Application was found sufficient for technical review.  In November 2008, the NRC provided the Company with a Request for Additional Information (“RAI”) for the Technical Report portion of the Application.  The Company submitted responses to all of the technical RAIs during the fourth quarter of 2008 and the first quarter of 2009.  In March 2009, the NRC provided the Company with an RAI for the Environmental Report portion of the Application.  A response was sent to the NRC in June 2009.  In August 2009, the Company submitted its responses to the remaining health physics items.  In June 2009, the NRC issued its Generic Environmental Impact Study (“GEIS”).  In addition to the GEIS guidelines, the NRC has advised all applicants for new ISR operations that a site-specific Supplemental Environmental Impact Study (“SEIS”) is required.  The Company anticipates the issuance of Lost Creek's NRC license in the second quarter of 2010.

The Company continues to advance matters to obtain a Wyoming Department of Environmental Quality Permit to Mine for the Lost Creek project.  In December 2007, the Company submitted the Lost Creek Permit to Mine Application to the WDEQ (the “WDEQ Application”).  The WDEQ Application was deemed complete in May 2008.  WDEQ has issued technical comments and the Company anticipates completing its responses to all items

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

in the fourth quarter of 2009.  Ur-Energy anticipates the issuance of Lost Creek's WDEQ permit prior to the NRC License issue in 2010.

At the end of the second quarter 2009, the Company submitted to the WDEQ-Water Quality Division an application for permits for up to five Class 1 Underground Injection Control (UIC) disposal wells.  These wells, utilized for deep geologic disposal of liquid byproduct material, will be located within the Lost Creek permit area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in late 2008.   This data set was used to support the application. WDEQ processing of this particular application has been delayed as a result of their staffing issues.

The Company has established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”)  The purpose of the report was to provide an analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The base case in the preliminary assessment returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen) and that an overall recovery of uranium in the range of 85% appears reasonable.  The Lyntek report is available for review on www.sedar.com ..

The Company continued the development program at Lost Creek during 2009.  The first phase of the 2009 program included:

•
Drilling and installation of 15 monitoring wells (11,770 feet / 3,590 meters) to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the horizon presently being permitted.

•	Mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

A continuation of the delineation drilling program began in July with 235 additional drill holes planned for completion by the end of November 2009.  As at September 30, 2009, 136 of these holes were completed at the approximate rate of 55 holes per month.  The program is expected to encompass over 160,000 feet (48,770 meters) of drilling and will support definition of future proposed mining areas.

In 2009, the Company’s engineering staff, assisted by TREC Inc, completed the detailed designs and specifications for all components of the Lost Creek plant.  Pre-qualification of contractors has been completed and the bid process for construction is on-going.

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, request for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  Payments of US$861,370 have been made, with a final payment due upon completion.  An additional purchase order for US$319,357 was issued during the second quarter in order to

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  A royalty on future production of one percent, which arises from a data purchase, is in place with respect to certain claims within the project.  During the third quarter, members of the Company’s staff continued to progress with engineering studies and mine design analysis.  The Company continues to anticipate that applications for Lost Soldier will come in the form of amendments to the Lost Creek license and permit to mine after those licenses are obtained.

Projects Adjacent to Lost Creek

The Company has expanded its land holdings around the Lost Creek project, and currently controls a total of 1,736 unpatented mining claims and two State of Wyoming sections for a total of approximately 33,760 mineral acres including the Lost Creek permit area, LC North, LC South, EN and the Toby project areas.  Since the start of the third quarter of 2009, 209 additional lode mining claims were acquired and are included in the above totals.

Initial drilling at LC North in 2007 was conducted to investigate numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s; and to examine their relationships to the mineralization to be mined at the Lost Creek project. In the 2007 drill program, 30 holes were drilled for a total of 29,600 feet (9,022 meters).

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Company was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.

The results of the 2007 and 2008 drilling programs outside of the Lost Creek permit area along with information from over 725 historic drill holes confirmed mineralization occurring in multiple target horizons, many of which correlate stratigraphically with mineral horizons in the Lost Creek permit area. Drilling in these areas was at variable and wide spacing and did not allow confirmation of mineral continuity or estimation of resources.  The results indicate the potential for extension of the Lost Creek mineral trends into the surrounding project areas as well as the possibility of previously unidentified mineral horizons.

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek Permit Area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not National Instrument 43-101 compliant).  Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox front containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek Permit Area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

geologists using an in-house database of historic drill holes and new Ur-Energy drill holes.  The Company is currently evaluating the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.  These potential quantity and grade ranges are conceptual in nature. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.

Currently, field exploration continues on the Company’s other Wyoming projects in addition to the ongoing evaluation of the exploration database owned by the Company.  The Company decided to drop its mining claims in Arizona in the first quarter of 2009.

The Company completed the sale of the Moorcroft database to Peninsula Minerals Limited (“Peninsula”) (ASX:PEN) in August 2009 for US$1,000,000, and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming in which Peninsula reports that it currently controls mineral rights and/or surface access rights over a combined land holding of 23,400 acres, and that it is the dominant mineral rights holder in the area.  The Company obtained the Moorcroft database as a part of its acquisition of NFU Wyoming, LLC in 2005, which also included several other historic databases.  The net profit from this sale is included in Other Income in the Statement of Operations.

The Bootheel Project, LLC

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary "Target").  Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair Exploration & Mining Corp (TSX: CXX) (“Crosshair”) through a plan of arrangement.  Under the terms of the 2007 agreement, the Company contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin. Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross and 7,895 net mineral acres.

In 2008, Crosshair completed a 50,000 feet (15,250 meters) drilling program on the Bootheel property. In January 2009, Target announced that it had completed the acquisition of the final historic data package on behalf of the Bootheel Project comprising geophysical and geological data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco.  The Company had earlier contributed data to the Bootheel Project it had acquired in a 2007 transaction.

Crosshair released an independent resource estimate on the Bootheel property under National Instrument 43-101 in the third quarter of 2009. This NI 43-101 resource estimate reports that the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 and an inferred resource of 3.25 million pounds U3O8 at an average grade of 0.037% U3O8.  This NI 43-101 report was posted by Crosshair on Sedar. There is a royalty of one percent on future production of uranium and associated minerals from certain lands in the Bootheel Project.  An additional royalty of 0.5% is in place with respect to 28 claims acquired in 2006.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Crosshair completed its earn-in of a 75% interest in the Bootheel Project during the third quarter of 2009 by spending US$3.0 million in exploration costs, and issuing 125,000 shares of Target’s common stock to the Company.  As a result of the Company now having a 25% interest in the project, it is no longer the controlling member of the Bootheel Project. Therefore the manner in which the costs for the project’s Bootheel and Buck Point properties are reported in the financial statements has changed from being fully consolidated in the Company’s accounts to the investment in the project being treated as an equity investment.  This equity investment is accounted for under the equity accounting method with the net investment reflected on the Balance Sheet.  The Company’s share of expenses incurred is shown as loss from affiliate on the Statement of Operations

Other Joint Arrangements

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon").  Under the terms of the agreements, the Company contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company is completed and a settlement of remaining obligations of Trigon was reached in July 2009.

Canadian Properties

Screech Lake Property, Thelon Basin

The Company continued its discussions with First Nations groups and Aboriginal-owned business corporations during the first nine months of 2009.  An agreement was secured with Lutsel K’e Dene First Nation to conduct surface exploration work in 2009.  Ur-Energy is the only exploration company to have been granted this right to conduct field operations in the Thelon Basin district.  No drilling was conducted in 2009.

Work carried out in the third quarter of 2009 included claim maintenance, an audio-magnetotelluric (“AMT”) survey and collection of over 500 surface samples for bio-leach and soil gas analysis. This field program was completed in early September 2009 and results are being evaluated. The primary purpose of the AMT geophysics was to determine depth to the top of the unconformity.  The two geochemical techniques utilized are tools recently developed in the Athabasca Basin to locate anomalous geochemical signatures over blind uranium ore bodies. The choice of the survey parameters resulted from Ur-Energy’s participation in the Canadian Mining Industry Research Organization research program on the application of surface geochemical methods in the Athabasca Basin. For future programs the calculated depth measurements will better define drill equipment requirements and have defined, in part, near-surface unconformity targets and better definition of cross-structures.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Three Months and Nine months Ended September 30, 2009 Compared to Three and Nine months Ended September 30, 2008

The following table summarized the results of operations for the three and nine months ended September 30, 2009 and 2008.

	Three Months Ended September 30,
	2009	2008	Change	Change
	$	$	$	%
	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	NA	-

General and administrative	1,248,210	2,427,921	(1,179,711)	-49%
Exploration and evaluation expense	2,214,050	4,068,091	(1,854,041)	-46%
Development expense	1,878,899	2,404,895	(525,996)	-22%
Write-off of mineral properties	(4,623)	285,813	(290,436)	-102%
Total expenses	(5,336,536)	(9,186,720)	3,850,184	-42%
Interest income	130,519	573,608	(443,089)	-77%
Loss from affiliate	(13,490)	-	(13,490)	-
Foreign exchange gain (loss)	(814,255)	(425,801)	(388,454)	91%
Other income (loss)	1,085,947	(18,203)	1,104,150	-6066%
Loss before income taxes	(4,947,815)	(9,057,116)	4,109,301	-45%
Recovery of future income taxes	797,500	-	797,500	-
Net loss for the period	(4,150,315)	(9,057,116)	4,906,801	-54%

Loss per share – basic and diluted	(0.04)	(0.09)	0.05	-56%

	Nine Months Ended September 30,
	2009	2008	Change	Change
	$	$	$	%
	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	NA	-
General and administrative	4,008,718	6,032,435	(2,023,717)	-34%
Exploration & evaluation expense	4,724,946	7,958,531	(3,233,585)	-41%
Development expense	5,152,967	3,743,462	1,409,505	38%
Write-off of mineral properties	102,439	285,813	(183,374)	-64%
Total expenses	(13,989,070)	(18,020,241)	4,031,171	-22%
Interest income	749,899	1,963,297	(1,213,398)	-62%
Loss from affiliate	(13,490)	-	(13,490)	-
Foreign exchange gain (loss)	(2,112,975)	70,349	(2,183,324)	-3104%
Other income (loss)	975,115	(26,888)	1,002,003	-3727%
Loss before income taxes	(14,390,521)	(16,013,483)	1,622,962	-10%
Recovery of future income taxes	797,500	-	797,500	-
Net loss for the period	(13,593,021)	(16,013,483)	2,420,462	-15%

Loss per share – basic and diluted	(0.14)	(0.17)	0.03	-18%

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Expenses

Expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  These expenses decreased by $3.9 million and $4.0 million during the three and nine month periods, respectively.  This decrease was driven in large part by the decrease in stock compensation expense.  This decrease is a result of  lower on-going expense due to a decrease in the weighted-avergage option price and the voluntary return to the Company by option holders of options with an exercise price of C$4.75 or higher in the third quarter of 2008.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.

General and administrative (“G&A”) expense relates to the Company’s administration, investor relations, land and legal functions.  The primary reason for the decrease in these expenses in 2009 was lower stock compensation expense, which decreased $1.1 million and $2.3 million during the three and nine month periods, respectively.  Excluding stock compensation expense, G&A expense decreased $0.1 million during the three month period and increased $0.3 million during the nine month period.  The small nine month increase was driven by higher labor costs reflecting the expansion of the Company’s Littleton, Colorado office.

The primary reason for the decrease in exploration and evaluation expense was the transition of the Company’s Lost Creek property from the evaluation stage to the development state.  This transition happens whenever sufficient evidence of mineral resources has been identified to justify the development of the property for mining activities and filing the applications for the mining permits.  As a result, direct project evaluation expenditures decreased $0.5 million and $1.3 million during the three and nine month periods, respectively.  Stock compensation expense charged to exploration and evaluation declined $0.8 million and $1.2 million in the respective periods.  Exploration costs in Canada decreased $0.7 million and $0.9 million for the three and nine month periods, respectively, as a result of a larger exploration program at the Bugs project in 2008 compared to the program conducted at Screech Lake in 2009.

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008.  Total costs were lower by $0.5 million for the three month period and higher by $1.4 million for the nine month period when compared with the same periods in 2008.  The primary changes in development costs for the three month period were  permitting, up $0.3 million, drilling down by $1.0 million and costs for the deep test well for ground water sampling in support of the application for Class I UIC permits was up $1.0 million.  Changes in development costs for the nine month period included permitting increasing $0.8 million, drilling decreasing $1.5 million, and labor increasing $0.5 million.  Combined expenditures for mineral development activities (exploration, evaluation and development) decreased by $2.4 million and $1.8 million for the three and nine months, ended September 30, 2009, respectively, when compared to the comparable period in 2008.  The lower costs can be attributed to lower drilling activity levels in 2009 and significantly reduced stock option expenses.

During the first nine months of 2009, the Company wrote off $38,878 in mineral property costs associated with claims in Yuma County Arizona and $63,561 of Eyeberry property costs in Canada.    There were no similar write offs in the comparative period for 2008.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

The net foreign exchange loss in the nine months ended September 30, 2009 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the periods.

Income Taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election.  This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year.  The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares.

During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008.  As a result, the Company recognized the future tax benefit that was renounced.

Loss per Common Share

The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $48.8 million, a decrease of $16.2 million from the December 31, 2008 balance of $65.0 million.  The Company's cash resources consist of Canadian and US dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the nine months ended September 30, 2009, the Company used $12.0 million of its cash resources to fund operating activities and $2.3 million for investing activities, with the remaining $1.4 million decrease being related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash resources from operations until it is successful in commencing production from its properties.  As a result, operating activities used $12.0 million of cash resources during the nine months ended September 30, 2009, as compared to $10.4 million for the same period in 2008.  The primary reasons for the increased expenditures was cash used to lower the balance of payables, and lower interest income that was offset by the sale of the Moorcroft database  The Company received less interest income in 2009 due to lower average cash resource balances and interest rates.

During the nine months ended September 30, 2009, the Company invested cash resources of $2.3 million in mineral properties, bonding deposits, capital assets and construction activities related to plant design and

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

equipment purchases at Lost Creek.  The majority of these expenditures went towards increased bonding deposits ($0.9 million) and Lost Creek construction activities ($1.1 million).

Financing Transactions

On November 7, 2008 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with TSX requirements, the Company sought approval and ratification by its shareholders.  At the annual and special meeting of shareholders held on April 28, 2009, the shareholders of the Company approved and ratified the Rights Plan.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at September 30, 2009 and December 31, 2008 is as follows:

	September 30, 2009	December 31, 2008
	(Unaudited)		Change

Common shares	93,940,568	93,243,607	696,961
Stock options	8,382,903	6,228,700	2,154,203
Fully diluted shares outstanding	102,323,471	99,472,307	2,851,164

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are comprised of:

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

	As at	As at
	September 30,	December 31,
	2009	2008
	$	$

Cash on deposit at banks	620,586	392,170
Guaranteed investment certificates	2,787,500	9,087,500
Money market funds	25,495,673	1,031,882
Certificates of deposit	19,549,800	15,288,183

	48,453,559	25,799,735

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s financial instruments consist of Canadian dollar and US dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.15% to 3.50% and mature at various dates up to June 14, 2010.  The instruments with initial maturity over three months have been classified as short-term investments.

These instruments, including bonding deposits, are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $7.5 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation; leaving approximately $41.4 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at September 30, 2009, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at September 30, 2009 the Company’s liabilities consisted of trade accounts payable of $1,192,658, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and having a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

considered in excess of day-to-day requirements on short-term deposit with the Company's banks to earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2009, the Company had within its cash and cash equivalents, short term investments and bonding deposits approximately US$38.8 million (US$26.5 million as at December 31, 2008) denominated in US dollars and accounts payable of US$0.9 million (US$1.7 million as at December 31, 2008) denominated in US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US dollar denominated assets and liabilities at the period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US dollar foreign exchange rate would have a +/- $4.2 million impact on net loss for the nine months ended September 30, 2009.  This impact is primarily as a result of the Company having cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables at September 30, 2009.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.4 million impact on net loss for the nine months ended September 30, 2009.  This impact is primarily as a result of the Company having cash, short-term investments and bonding deposits invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the nine months ended September 30, 2009 and 2008, the Company did not participate in any material transactions with related parties.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company assesses the possibility of impairment in the net carrying value of its mineral properties when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable.   Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment and concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded as at December 2008.  Management believes there has been no change in the status of these properties and no impairment charge is required as at September 30, 2009.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

Exploration and Development Expenditures

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three and nine months ended September 30, 2008 were restated as follows:  expenses increased by $5.4 million and $8.7 million, net loss increased by $5.8 and $9.0 million, and loss per common share increased by $0.06 and $0.09, respectively.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

New Accounting Standards

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on these consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”) will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During the second quarter of 2009, the Company’s senior finance staff attended IFRS training classes and identified the IFRS project team leader.  In the third quarter of 2009, staff members attended an intensive workshop and conducted  IFRS scoping study and IFRS management plan to assess the impact of the transition to IRFS on the Company’s accounting policies and to establish a project plan to implement IFRS.  The scoping and management plan were approved by the Audit Committee on October 28, 2009.  Following this initial diagnostic step, the Company will proceed to make a determination of the impact of transition to IFRS on its financial statements and systems.

The following table summarizes the Company’s plans for implementing the IFRS Changeover.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Key Activity	Milestones/Deadlines	Effort Accomplished by September 30, 2009

Phase 1: Preliminary Scoping Study

Preparation of the IFRS Scoping Study Understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS	IFRS Scoping Study and Project Management Plan prepared by the end of Q4 2009	Draft IFRS Scoping Study and Project Management Plan prepared and subsequently approved by the Company’s Audit Committee on October 28, 2009

Preparation of a Project Management Plan to accomplish the conversion

Phase 2: Project Setup and Evaluation

Project set up	Identification of key differences between Canadian GAAP and IFRS for each significant accounting component by end of Q4 2009	Key components identified and ranked in terms of financial statement impact and implementation effort/complexity

Comprehensive Component Evaluation and Issues Resolution	Comprehensive component evaluations completed by Q2 2010	As part of the Phase 1 IFRS Scoping Study, preliminary component evaluations were completed and significant accounting policy choices identified. Comprehensive component evaluations are underway.

Systems Evaluations and Training	Systems and internal control evaluations completed by Q2 2010	Internal and Financial Reporting Control Documentation was completed with consideration of the changes that the conversion to IFRS will require.

	Education and training programs for board members and top management commenced by Q4 2009 and staff by Q2 2010	Executive Summary of Phase 1 Scoping Study ready for presentation in October 2009. Training program commenced

Financial Statement Presentation	Preliminary outline of basic financial statements under IFRS by end of	Work to commence following comprehensive component evaluation and issues resolution

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Key Activity	Milestones/Deadlines	Effort Accomplished by September 30, 2009

Q3 2010

Phase 3: Implementation and Embedding

Implement changes	Quantification of changes to Canadian GAAP statements to arrive at IFRS based numbers	Will commence in Q2 2010 for the 2010 opening balances and continue through Q1 2011 for all 2010 statements

Embed the change	Embed the changes into the accounting and reporting systems in order to be ready for conversion in Q1 2011	Overall IFRS implementation on track

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine months Ended September 30, 2009

(Information as at October 28, 2009 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. –Chairman and Executive Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. B.A. – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices
United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: (613) 236-3882

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE
NYSE Amex: URG

Independent Auditor
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto
Registrar and Transfer Company (Co-Transfer Agent and Co-Registrar), New York